Sensate, Inc.

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Sensate, Inc.

We have reviewed the accompanying consolidated financial statements of Sensate, Inc. (the Company), which comprise the statements of balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Sensate, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
March 28, 2024

Sensate, Inc.
Consolidated Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.h	$ 232,787	$ 861,074
Accounts receivable	1.i	552,478	627,747
Inventory	1.j	162,083	-
Prepaid expenses		72,744	12,324
Total Current Assets		1,020,092	1,501,145
Noncurrent Assets			
Intangible assets, net	2	190,295	233,924
Total Noncurrent Assets		190,295	233,924
Total Assets		1,210,387	1,735,069
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable		1,931,815	2,343,536
Accrued expenses		425,504	369,603
Loans payable, current	3	704,128	7,554
Deferred revenue	1.q	240,516	-
Total Current Liabilities		3,301,963	2,720,693
Noncurrent Liabilities			
Loans payable, noncurrent	3	268,642	161,692
Convertible note payable	3	-	2,055,042
SAFE liability	4	-	1,011,400
Total Noncurrent Liabilities		268,642	3,228,134
Total Liabilities		3,570,605	5,948,827
Stockholders' Equity	6		
Preferred stock, 20,000,000 authorized, 18,931,432 and 3,096,601 shares issued and outstanding at December 31, 2023 and 2022, respectively; $0.0001 par value per share		1,893	310
Preferred stock, 50,000,000 authorized, 22,304,334 shares issued and outstanding at both December 31, 2023 and 2022; $0.0001 par value per share		2,230	2,230
Additional paid-in capital		8,436,369	2,719,140
Accumulated Deficit		(10,793,987)	(7,005,698)
Accumulated other comprehensive income (loss)		(6,723)	70,260
Total Stockholders' Equity		(2,360,218)	(4,213,758)
Total Liabilities & Stockholders' Equity		$1,210,387	$1,735,069

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Sensate, Inc.
Consolidated Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	8	$ 5,402,741	$ 5,581,002
Cost of Revenues	1.r	2,945,898	3,254,959
Gross Profit		2,456,843	2,326,043
Operating Expenses			
General and administrative	1.s	2,685,720	2,544,827
Sales and marketing	1.u	3,359,305	2,714,640
Research and development	1.t	163,274	114,533
Total Operating Expenses		6,208,299	5,374,000
Operating Income (Loss)		(3,751,456)	(3,047,957)
Other Income (Expense)			
Interest expense	3	(36,720)	(99,463)
Other income (expense)		(113)	65,858
Total Other Income (Expense)		(36,833)	(33,605)
Income tax provision	10	-	-
Net Loss		(3,788,289)	(3,081,562)
Other comprehensive income		(76,983)	(535,291)
Net Comprehensive Loss		$ (3,865,272)	$ (3,616,853)
Weighted average common shares outstanding - basic and diluted		22,304,334	22,304,334
Net loss per common share - basic and diluted		$ (0.17)	$ (0.14)

Sensate, Inc.
Consolidated Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2023 and 2022

	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2021	22,304,334	$ 2,230	-	$ -	$ 969,165	$(3,924,136)	$ (465,031)	$(3,417,772)
Net income (loss)	-	-	-	-	-	(3,081,562)	535,291	(2,546,271)
Stock-based compensation expense	-	-	-	-	107,120	-	-	107,120
Issuance of shares of preferred stock, net of offering costs	-	-	3,096,601	310	1,642,855	-	-	1,643,165
Balance at December 31, 2022	22,304,334	2,230	3,096,601	310	2,719,140	(7,005,698)	70,260	(4,213,758)
Net income (loss)	-	-	-	-	-	(3,788,289)	(76,983)	(3,865,272)
Stock-based compensation expense	-	-	-	-	25,458	-	-	25,458
Conversion of convertible notes and SAFE's into preferred stock	-	-	10,221,605	1,022	3,066,442	-	-	3,067,464
Issuance of shares of preferred stock, net of offering costs	-	-	5,613,226	561	2,625,329	-	-	2,625,890
Balance at December 31, 2023	22,304,334	$ 2,230	18,931,432	$ 1,893	$ 8,436,369	$(10,793,987)	$ (6,723)	$(2,360,218)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Sensate, Inc.

Consolidated Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (3,788,289)	$ (3,081,562)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Amortization	177,075	121,571
Share based compensation	25,458	107,120
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	202,533	228,691
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	75,269	(473,328)
Inventories	(162,083)	166,244
Prepaid expenses	(60,420)	(5,677)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(355,820)	2,230,277
Deferred revenue	240,516	-
Net Cash Provided by (Used in) Operating Activities	(3,848,294)	(935,355)
Cash Flows from Investing Activities		
Purchase of intangible assets	(133,446)	(55,143)
Cash Flows from Financing Activities		
Net proceeds from loans	703,534	-
Proceeds from issuance of preferred stock, net of offering costs	2,625,890	1,643,165
Net Cash Provided by (Used in) Financing Activities	3,329,424	1,643,165
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	24,029	147,242
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(628,287)	799,909
Cash, cash equivalents, and restricted cash at beginning of year	861,074	61,165
Cash, Cash Equivalents, and Restricted Cash at End of Year	232,787	861,074

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	13,225	-
Noncash Investing and Financing Activities		
Conversion of convertible notes and SAFE's into preferred stock	$ 3,067,464	$ -

7

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Sensate, Inc. ("Sensate", the "Company") is a corporation organized in November 2021 under the laws of Delaware. The Company was formed via a share exchange with Bioself Technology Limited., a United Kingdom corporation, which was the predecessor operating entity.

The Company's sensory stress management device is driven by intelligent and advanced technology is sold primarily through e-commerce channels.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Principles of consolidation

The consolidated financial statements of the Company include the Company and its wholly owned subsidiary, Bioself Technology Limited. All intercompany transactions and balances have been eliminated.

d. Use of estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to capitalization of software development costs and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

e. Fair value measurements

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company's deferred revenue approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its convertible notes payable and loan payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

f. Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, the Company's cash and cash equivalents were held at one accredited financial institution.

g. Recently adopted accounting pronouncements

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

h. Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

i. Receivables

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2023 and 2022 the Company had an allowance for doubtful accounts of $0 and $0, respectively.

j. Inventories

Inventory consists of finished goods and is valued at the lower of cost, determined on a weighted-average cost basis, and net realizable value. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. Reserves for slow-moving and obsolete inventory were zero at December 31, 2023.

k. Intangible assets

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board ("FASB") ASC 350-40, "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

l. Impairment of long-lived assets

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company has not recorded any impairment losses on its long-lived assets as of December 31, 2023.

m. Leases

In accordance with FASB ASC 842, Leases, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

As of December 31, 2023 and 2022 the Company did not have any leases over 12 months.

n. Warrant valuation

Stock warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards is estimated using the Black-Scholes option model with a volatility figure derived from an average of historical stock prices for comparable entities. The Company accounts for the expected life based on the contractual life of the warrants. The risk-free interest rate is determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the warrants.

The Company had the following warrant activity during the years ended December 31, 2023 and 2022:

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	Number of warrants outstanding	Weighted-average exercise price $
Balance, January 1, 2022	-	-
Issued	490,191	0.43
Exercised	-	-
Balance, December 31, 2022	490,191	0.43
Issued	1,176,470	0.51
Exercised	-	-
Balance, December 31, 2023	1,666,661	0.49

o. Convertible instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

p. Income taxes

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

q. Revenue recognition

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $5,744,655 and $5,581,002, respectively from the sale of its Sensate products and accompanying subscriptions.

Bioself, our operating company, directly sells to consumers through Shopify and Amazon e-commerce channels. E-commerce sales are recognized at a point in time when the product is shopped to the customer.

The Company also sells a device bundled with an annual subscription. The annual subscription fee is collected upfront at the time of device purchase. The fee is recorded as deferred revenue and recognized on a monthly basis over time through the term of the subscription.

r. Cost of revenue

Cost of revenue includes the finished product, fulfillment cost and merchant account fees.

s. General and administrative expenses

General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions as well as general corporate expenses.

t. Research and development costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

u. Advertising expenses

15

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Advertising and promotional costs are expensed as incurred. Advertising expenses were $3,359,305 and $2,714,640 for the years ended December 31, 2023 and 2022, respectively, which are included in sales and marketing expenses.

v. Foreign currency translation

The Company's reporting currency is U.S. Dollars. Bioself's functional currency is Great British Pound (GBP). All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders' equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders' equity, captioned as accumulated other comprehensive income (loss). Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations as foreign currency exchange variance.

w. Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023, diluted net loss per share is the same as basic net loss per share.

2. Intangible assets, net

Intangible assets, net consists of the following:

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023	2022
Intangibles - Hardware Development	$ 148,174	$ 84,691
Less: Accumulated Amortization	(79,782)	(16,308)
Intangibles - Hardware Development, net	68,392	68,383
Intangibles - Patents	82,219	75,231
Less: Accumulated Amortization	(63,127)	(45,818)
Intangibles - Patents, net	19,092	29,413
Intangibles - App Development	533,136	455,480
Less: Accumulated Amortization	(430,325)	(319,352)
Intangibles - App Development, net	102,811	136,128
Total Intangible assets, net	$ 190,295	$ 233,924

Amortization expense was $177,075 and $121,571 for the years ended December 31, 2023 and 2022, respectively.

3. Debt

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2023.

b. Accounts by period and repayment schedule

Loans consists of the following:

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023	2022
Loan payable, interest at 2.5% per annum, repayable in monthly payments of approximately $783 including interest, due 2025	$ 26,905	$ 34,459
Shareholder loan payable, interest at 12% per annum, repayable in one balloon payment including accrued interest due 2024	158,973	134,787
Shopify loan payable, interest at 17% per annum, repayable in variable amounts based on revenue payouts from Shopify	186,614	-
Shareholder Loan payable, interest at 10% per annum, repayable in one balloon payment including accrued interest due October 2024, secured by warrants	500,000	-
Loan payable, interest at 10% per annum, repayable in one balloon payment including accrued interest due November 2024, secured by warrants	100,000	-
Total debt	972,492	169,246
Less: current portion	(704,128)	(7,554)
Long-term portion of debt	$ 268,364	$ 161,692

Principal repayments on all debt over the next five years are as follows:

2024	$ 704,128
2025	258,540
2026	8,540
2027	1,284
2028	-
Subsequent	-
Total	$ 972,492

c. Convertible debt

Throughout 2020 and 2021, the Company issued convertible notes to investors. During 2023, all outstanding convertible debt and accrued interest was converted into 8,260,821 shares of Preferred Stock. As of December 31, 2023 there are no outstanding convertible debt liabilities.

4. SAFE agreements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement. The post-money valuation cap is $12,000,000.

The terms of the Company's SAFE agreements are as follows:

	Valuation Cap $	Discount %		2023	2022
2021 SAFE issuance	$ 12,000,000	80%	$	-	$ 1,011,400

During 2023, the SAFE's converted to 1,960,784 shares of stock. Additionally, $100,000 in outstanding SAFE's were converted to a loan during 2023. Refer to Note 3 for disclosures of this loan balance.

5. Income taxes

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

At December 31, 2023, and 2022 the Company had established a valuation allowance for the following net operating loss carryforwards available to offset future taxable income as follows:

	2023	2022
Net Operating Loss Carryforwards	$ 10,400,000	$ 6,900,000
Valuation Allowance	$ (10,400,000)	$ (6,900,000)
Net Provision for income tax	-	-

6. Stockholders' equity

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

As of December 31, 2023, the Company's certificate of incorporation authorized the Company to issue 20,000,000 shares of preferred stock and 50,000,000 shares of common stock. During the years ended December 31, 2023 and 2022, the Company issued 5,613,226 and 3,096,601 shares of preferred stock for net proceeds of $2,625,890 and $1,643,165, respectively.

Voting Rights

Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. At each election for directors every stockholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by such stockholder for as many persons as there are directors to be elected at that time and for whose election such stockholder has a right to vote.

Dividend Rights

Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the Board out of funds legally available for that purpose.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up, holders of shares of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of preferred stock.

7. Stock compensation

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company's Board of Directors adopted a stock compensation plan during 2022. The grants carry varying vesting schedules and all grants under this plan have an expiration date 10-20 years following the approval date. Up to 6,951,422 shares of common stock may be issued pursuant to awards granted under the Plan.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

A summary of the Company's stock options activity and related information is as follows:

	Total Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	-	-	-
Granted	3,384,873	0.09	12.7
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	3,384,873	0.09	11.8
Exercisable Options at December 31, 2022	3,344,873	0.09	11.9
Outstanding at beginning of the year	3,384,873	0.09	11.9
Granted	1,460,046	0.35	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	4,844,919	0.17	10.4
Exercisable Options at December 31, 2023	4,323,097	0.14	10.5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Fair value of stock	$0.04 - $0.06
Expected life (years)	10-20 years
Risk-free interest rate	5%
Expected volatility	50%
Annual dividend yield	0
Fair value of option	$0.01 - $0.04

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognized $25,458 and $107,120 in stock compensation expense for the years ended December 31, 2023 and 2022, respectively. All stock compensation expenses are recorded as general and administrative expenses.

8. Revenue

Revenues consist of the following:

	2023	2022
Product Revenue	$ 5,237,064	$ 5,362,574
Subscription Revenue	327,584	10,251
Shipping Income	180,007	208,177
Total Revenue	$ 5,744,655	$ 5,581,002

9. Related party transactions

Sensate, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company holds two shareholder loans from a member of the Board of Directors. The terms of these loans are contained in Note 3. The outstanding principal balances on these loans were $658,973 and $134,787 as of December 31, 2023 and 2022, respectively.

10. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. Subsequent events

During March 2024, the Company borrowed $500,000 in the form of a promissory note that carries an interest rate of 15% per annum. The Company shall make a partial payment of the outstanding principal balance of the Loan in an amount of $250,000.00, together with all accrued and unpaid interest thereon, on the earlier of (i) June 30, 2024 and (ii) the date on which the Borrower first consummates an Equity Raise following the date of this Note (the "First Payment Date"). The remaining outstanding principal balance of the Loan, together with all accrued and unpaid interest thereon, and all other amounts payable under this Note, shall be due and payable on the earlier of (i) June 30, 2025 and (ii) the date on which the Company first consummates an Equity Raise following the First Payment Date.

Management evaluated all activity of the Company through March 28, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.